FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of December 2006.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura to Acquire Minority Stake in Fortress Investment Group

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: December 19, 2006	By:	/s/ Tetsu Ozaki
Tetsu Ozaki
Senior Managing Director

FOR IMMEDIATE RELEASE

Nomura to Acquire Minority Stake in Fortress Investment Group

Tokyo and New York, December 19, 2006—Nomura Holdings, Inc. and Fortress Investment Group LLC announced today an agreement in which Nomura will acquire a 15% stake in Fortress Investment Group for approximately $888 million. Under the agreement, Nomura will own Class A shares representing 15% of Fortress with proceeds going to the Fortress principals. This transaction is expected to facilitate the expansion of Fortress’s business in Asia.

Skadden, Arps, Slate, Meagher & Flom LLP acted as legal adviser to Fortress. Paul, Weiss, Rifkind, Wharton & Garrison LLP acted as legal adviser to Nomura. Nomura Securities Co., Ltd. and Bear Stearns & Co. Inc. acted as financial adviser to Nomura. The transaction, which is subject to customary conditions, is expected to close in January 2007.

About Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, over 140 branches in Japan, and an international network in 29 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.

About Fortress Investment Group

Fortress is a global alternative asset manager with approximately $26 billion in assets under management as of September 30, 2006. Fortress raises, invests and manages private equity funds, hedge funds and publicly traded alternative investment vehicles. Fortress is headquartered in New York City and was founded in 1998.

Contact:

Hiroshi Imamura	Nomura Securities Co., Ltd.	81-3-3278-0591
Larry Heiman	Corporate Communications Dept., Nomura Group Headquarters

Lilly Donohue	Managing Director Fortress Investment Group	1-212-798-6118